Douglas E. McWilliams dmcwilliams@velaw.com
Tel 713.758.3613 Fax 713.615.5725
November 17, 2009
By Facsimile and EDGAR
Mr. H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Hiland Holdings GP, LP and co-filers
Amendment No. 7 to Schedule 13E-3
Filed November 9, 2009
File No. 5-82081

Supplement to Definitive Proxy Statement on Schedule 14A
Filed November 9, 2009
File No. 1-33018

Hiland Partners, LP, and co-filers
Amendment No. 7 to Schedule 13E-3
Filed November 9, 2009
File No. 5-80564

Supplement to Definitive Proxy Statement on Schedule 14A
Filed November 9, 2009
File No. 0-51120
Dear Mr. Owings:
     On behalf of our clients, Hiland Partners, LP (“Hiland Partners”) and Hiland Holdings GP, LP (“Hiland Holdings” and, together with Hiland Partners, the “Hiland Companies”), we are responding to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 16, 2009 (the “Comment Letter”).

Securities and Exchange Commission   November 17, 2009 Page 2
     Each Hiland Company intends to file through EDGAR an amendment (the “Amended Supplement”) to the supplement (the “Supplement”), filed November 9, 2009, to their joint definitive proxy statement (File No. 0-51120 (with respect to Hiland Partners) and File No. 1-33018 (with respect to Hiland Holdings)) (the “Definitive Proxy Statement”) filed on September 11, 2009 and Amendment No. 8 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 5-80564 (with respect to Hiland Farmers) and File No. 5-82081 (with respect to Hiland Holdings))(the “Schedules 13E-3”). The Supplement and the Schedules 13E-3 will be amended in response to the Staff’s comments as indicated in this letter and the attached annexes.
     We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the respective Hiland Company’s response or the Hiland Companies’ joint response.
General
COMMENT:
1.	Please confirm for us in writing and submitted as “Correspondence” on EDGAR that you intend to deliver to your unitholders and Hiland Partners, LP’s unitholders the Supplement to the Definitive Proxy Statement.

RESPONSE:

Each of Hiland Partners and Hiland Holdings confirms that it intends to deliver the Amended Supplement to its unitholders.

COMMENT:

2.	You filed the Supplement to your Definitive Proxy Statement on Schedule 14A with the EDGAR code “DEFA14A.” However, the proper code for the Supplement to your Definitive Proxy Statement on Schedule 14A should have been “DEFR14A.” Please use the proper code for any subsequent supplements to your definitive proxy statement.

RESPONSE:

The Hiland Companies acknowledge the Staff’s comment and will file the Amended Supplement with the EDGAR code “DEFR14A.”

Securities and Exchange Commission   November 17, 2009 Page 3
Hiland Holdings GP, LP
Schedule 13E-3/A
Item 16. Exhibits, page 11
COMMENT:

3.	Please include as an exhibit to this document and as an exhibit to the Schedule 13E-3/A of Hiland Partners, LP the Supplement to the Definitive Proxy Statement filed on November 9, 2009 or tell us why it is not appropriate for you to do so.

RESPONSE:

In Amendment No. 8 to the Schedule 13E-3 of each of Hiland Partners and Hiland Holdings, the applicable Hiland Company will revise the disclosure under Item 16 to include as an exhibit the Supplement and the Amended Supplement.
Revised Preliminary Proxy Statement on Schedule 14A
COMMENT:

4.	Please include updated disclosure similar in nature to the section entitled, “Financing of the Mergers,” in the Definitive Proxy Statement on Schedule 14A filed on September 11, 2009.

RESPONSE:

The Hiland Companies will revise the disclosure as requested and will include the section entitled “Financing of the Mergers” attached as Annex A to this letter under “Update to Summary Term Sheet” and the section entitled “Financing of the Mergers” attached as Annex B to this letter under “Update to Special Factors” in the Amended Supplement.

Securities and Exchange Commission   November 17, 2009 Page 4
Background of the Mergers, page 8
COMMENT:

5.	Please revise to more clearly identify each person contacted and in attendance at each meeting. For example, please disclose the “holders of large numbers of common units” whom the Hiland management team contacted following the adjournment of the October 20, 2009 special meetings that had not yet voted against the mergers. As another example, please disclose the “several holders of a significant number of common units in each Hiland Company” who indicated to the Hiland management team during these adjournment contacts that the consideration of the mergers should be increased due to the recent increases in commodity prices. As a further example, please disclose the “other representatives of Wells Fargo” who discussed the increased offers with Harold Hamm and Frank Murphy on October 25, 2009 and on October 26, 2009. As a final example, please disclose which members of the Hiland Holdings Conflicts Committee held discussions with Fulbright & Jaworski L.L.P., Morris, Nichols, Arsht & Tunnel LLP, and Barclays Capital Inc. between October 26, 2009 and November 2, 2009 regarding the October 26 Revised Proposal.

RESPONSE:

The Hiland Companies will revise the disclosure under “Background of the Mergers” to clarify the nature of the unitholders contacted by management and disclose the specific unitholders with whom management held discussions regarding the appropriate merger consideration during the period following the adjournment of the October 20, 2009 special meetings as indicated in the attached Annex C.

Further, the Hiland Companies will revise the disclosure throughout the “Background of the Mergers” section to more specifically disclose the persons in attendance at each meeting as indicated in the attached Annex C.

The Hiland Companies respectfully submit that, once revised as indicated in the attached Annex C, the “Background of the Mergers” section in the Amended Supplement will identify by name each representative of a financial or legal advisor who was a principal participant in a given meeting. This is consistent with both the Hiland Companies’ response to comment No. 14 in the Staff’s letter dated July 28, 2009 regarding the identification of representatives of the legal and financial advisors and with the disclosure contained in the Definitive Proxy Statement.

Securities and Exchange Commission   November 17, 2009 Page 5
The Hiland Partners Conflicts Committee, page 14
COMMENT:

6.	We note your disclosure here and in a similar section on page 28 regarding the Hiland Holdings Conflicts Committee that the companies “considered potential alternatives” to the instant transaction. Please discuss whether the companies considered any potential alternatives not discussed already in the Definitive Proxy Statement on Schedule 14A filed on September 11, 2009. If so, please discuss these additional alternatives and why the companies decided to approve the amended merger agreements instead of the alternatives considered. If there were no new alternatives considered beyond what was disclosed in the Definitive Proxy Statement on Schedule 14A filed on September 11, 2009, please state.

RESPONSE:

The Hiland Companies will revise the disclosure under “Recommendations of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger” as indicated in Annex D and will revise the disclosure under “Recommendations of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger” as indicated in Annex E.

In each case, the revised disclosure will state that the Hiland Partners Conflicts Committee or the Hiland Holdings Conflicts Committee, as applicable, did not consider any additional alternatives beyond what was disclosed in the Definitive Proxy Statement.
Updated Projected Financial Information, page 51
COMMENT:

7.	We note your table entitled “Summary Projected Financial Data for Hiland Partners,” on page 52. Please ensure that all the projected financial information you disclose includes the full projections and not only summaries.

RESPONSE:

The Hiland Companies confirm that the projected financial information disclosed in the Supplement includes the full projections. The Hiland Companies will revise the

Securities and Exchange Commission   November 17, 2009 Page 6
title of the table to clarify that the projections included in the Amended Supplement are not summaries.
* * * * * * * * * * * * *
          As requested by the Staff, the Hiland Companies and the other filing persons have advised us that they each confirm the following:
•	such Hiland Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	such Hiland Company or filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-3613, or in his absence, Steve Gill at (713) 758-4458.

Very truly yours, Douglas E. McWilliams

Annex A
Financing of the Mergers
     The mergers will be financed entirely with cash contributed by Mr. Hamm and the Hamm family trusts to Parent and the Merger Subs. There is no financing condition to the obligations of Mr. Hamm and his affiliates to consummate the transactions. Mr. Hamm has delivered to Parent a funding commitment letter related to the Hiland Partners merger, which we refer to in this proxy supplement as the “Hiland Partners commitment letter,” and an amendment to the Hiland Partners commitment letter, pursuant to which Mr. Hamm has committed to contribute approximately $41.3 million to Parent prior to the closing of the Hiland Partners merger, representing the aggregate Hiland Partners merger consideration plus related fees and expenses. Under the Hiland Partners commitment letter, as amended (the “Hiland Partners amended commitment letter”), Mr. Hamm’s funding commitment is reduced by the amount of cash, if any, contributed by the Hamm family trusts to fund the Hiland Partners merger. According to the Schedule 13D amendment filed by Mr. Hamm, the Hamm family trusts and other group members on November 4, 2009, Mr. Hamm and the Hamm family trusts have agreed in principle for the Hamm family trusts to contribute an aggregate of approximately $16.3 million to fund the Hiland Partners merger, which would reduce Mr. Hamm’s funding obligation to approximately $25.0 million. Pursuant to its terms, Hiland Partners is a third-party beneficiary of the Hiland Partners amended commitment letter.
     Mr. Hamm has also delivered to Parent a funding and equity rollover commitment letter related to the Hiland Holdings merger, which we refer to in this proxy supplement as the “Hiland Holdings commitment letter,” and an amendment to the Hiland Holdings commitment letter, pursuant to which Mr. Hamm has committed to contribute approximately $28.2 million to Parent prior to the closing of the Hiland Holdings merger, representing the aggregate Hiland Holdings merger consideration plus related fees and expenses. According to the Schedule 13D amendment filed by Mr. Hamm, the Hamm family trusts and other group members on November 4, 2009, Mr. Hamm and the Hamm family trusts have agreed in principle for the Hamm family trusts to contribute an aggregate of approximately $11.1 million to fund the Hiland Holdings merger, which would reduce Mr. Hamm’s funding obligation to approximately $17.1 million. Under the Hiland Holdings commitment letter, as amended (the “Hiland Holdings amended commitment letter”), Mr. Hamm’s funding commitment is reduced by the amount of cash, if any, contributed by the Hamm family trusts to fund the Hiland Holdings merger. Pursuant to its terms, Hiland Holdings is a third-party beneficiary of the Hiland Holdings amended commitment letter.
     See “Update to Special Factors— Financing of the Mergers” beginning on page [    ].

Annex B
Financing of the Mergers
     The total amount of funds necessary to consummate both the Hiland Partners merger and the Hiland Holdings merger and the related transactions is anticipated to be approximately $69.5 million. This amount will be funded entirely in cash contributed by Mr. Hamm and the Hamm family trusts to Parent and the applicable Merger Sub.
     Mr. Hamm has delivered to Parent an amendment to the Hiland Partners commitment letter, pursuant to which Mr. Hamm has committed to contribute an aggregate of approximately $41.3 million in cash to Parent, representing the Hiland Partners merger consideration of approximately $39.9 million contemplated in Hiland Partners Amendment No. 2 and estimated expenses of approximately $1.4 million , less the amount of cash, if any, contributed by the Hamm family trusts to Parent or HLND Merger Sub that is available immediately prior to the closing of the Hiland Partners merger. According to the Schedule 13D amendment filed by Mr. Hamm, the Hamm family trusts and other group members on November 4, 2009, the Hamm family trusts have agreed in principle with Mr. Hamm to contribute approximately $16.3 million to HLND Merger Sub, which would reduce Mr. Hamm’s funding obligation to approximately $25.0 million.
     Mr. Hamm has delivered to Parent an amendment to the Hiland Holdings commitment letter, pursuant to which Mr. Hamm has committed to contribute an aggregate of approximately $28.2 million in cash to Parent, representing the Hiland Holdings merger consideration of approximately $27.2 million contemplated in Hiland Holdings Amendment No. 2 and estimated expenses of approximately $1.1 million , less the amount of cash, if any, contributed by the Hamm family trusts to Parent or HPGP Merger Sub that is available immediately prior to the closing of the Hiland Holdings merger. According to the Schedule 13D amendment filed by Mr. Hamm, the Hamm family trusts and other group members on November 4, 2009, the Hamm family trusts have agreed in principle with Mr. Hamm to contribute approximately $11.1 million to HPGP Merger Sub, which would reduce Mr. Hamm’s funding obligation to approximately $17.1 million.
     There is no financing condition to the obligations of Mr. Hamm to fund the amounts under either amended commitment letter. In addition, Hiland Partners is a third-party beneficiary under the Hiland Partners amended commitment letter, and Hiland Holdings is a third-party beneficiary under the Hiland Holdings amended commitment letter. There is no alternative financing plan.

Annex C
Background of the Mergers
     The following updates “Special Factors — Background of the Mergers” contained in the joint definitive proxy statement for the period after the mailing of the joint definitive proxy statement.
.......
     Following the adjournment of the October 20, 2009 special meetings and continuing through October 23, 2009, Messrs. Griffin and Harrison, and Derek Gipson, Director of Business Development and Investor Relations of each of the Hiland Companies (who, together with Messrs. Griffin and Harrison we sometimes refer to as the “Hiland management team”), contacted or attempted to contact 26 of the largest non-objecting beneficial owners or institutional holders of each Hiland Company who had not yet voted their units or who had voted against the applicable merger, including Kayne Anderson Capital Advisors, L.P. and the Pennsylvania Public Schools Employees Retirement System. ~~continued to contact, via telephone, holders of large numbers of common units in either Hiland Company who had not yet voted or who had voted “AGAINST” the applicable merger.~~ On each call, Messrs. Griffin, Harrison or Gipson offered to answer any questions the unitholder may have had and to listen to any comments the unitholder desired to make on the mergers or the solicitation process. During the course of these conversations, ~~several holders of a significant number of common units in each Hiland Company~~ Kayne Anderson Capital Advisors indicated that, given recent increases in commodity prices, ~~the holders believed that the consideration to be paid under the applicable merger agreement should be increased. Some holders indicated that~~ consideration in the range of $9.50 to $10.00 per Hiland Partners common unit and $3.20 per Hiland Holdings common unit~~, comparable to that proposed in Mr. Hamm’s original offer to acquire the Hiland Companies on January 15, 2009,~~ seemed more appropriate than the consideration reflected in the original merger agreements. Similarly, the Pennsylvania Public School Employees Retirement System indicated that consideration for the Hiland Partners merger that was comparable to Mr. Hamm’s original offer on January 15, 2009 of $9.50 per common unit seemed appropriate under the circumstances. The Hiland management team conveyed the substance of these conversations to Mr. Hamm.
.......
     Between October 26, 2009 and November 2, 2009, at the instruction of the Hiland Holdings Conflicts Committee, Barclays Capital reviewed the October Projections and the financial terms of Mr. Hamm’s revised offer and had several calls and discussions with Messrs. Griffin and Harrison regarding this information. In addition, during this time period the members of the Hiland Holdings Conflicts Committee together held discussions with Messrs. Stewart and Sappington and other representatives of Fulbright, Mr. Alexander and other representatives of Morris Nichols and Scott Rogan and Jeremy Michael, Managing Directors of Barclays Capital, and other representatives of Barclays Capital regarding the October 26 Revised Proposal.
.......
     Also on October 29, 2009, Ryan Sacra, a partner at Conner & Winters, had separate conversations with Troy Lee, a senior associate at Baker Botts and with Mr. Sappington of Fulbright regarding possible amendments to the merger agreements and what their respective clients proposed to be included in such amendments. Later the same day, Fulbright sent to Conner & Winters the initial draft of Hiland Holdings Amendment No. 2 that Fulbright had sent to Baker Botts earlier that day and an initial draft of the amendment to the Hiland Holdings commitment letter.
.......
     On November 3, 2009, Mr. Sappington and other representatives of Fulbright contacted ~~representatives of~~ Mr. Lee of Baker Botts to finalize the draft Hiland Holdings Amendment No. 2. Additionally, Mr. Griffin informed Dr. Lyle that Mr. Hamm had agreed to lend Hiland Holdings $1.5 million until December 31, 2009 according to the terms discussed the previous day to allow it to meet its short term working capital needs, including the payment of the Hiland Holdings Conflicts Committee’s independent advisors’ fees and expenses and other expenses associated with the Hiland Holdings merger.
.......
     Also on November 3, 2009, the Hiland Partners Conflicts Committee met with Mr. Curry of Conner & Winters, its legal advisor, and Jefferies & Company, which was engaged by the Hiland Partners Conflicts Committee to consider the fairness, from a financial point of view, of the Hiland Partners merger consideration to the Hiland Partners public unitholders. Representatives of Jefferies & Company, including Stephen Straty, Managing Director of Jefferies & Company, and Jay C. Parkinson, Senior Vice President of Jefferies & Company, participating in the meeting telephonically, made a presentation to the Hiland Partners Conflicts Committee on their financial analysis regarding the proposed Hiland Partners merger consideration considering the October Projections, the October 26 Revised Proposal and other relevant information, a copy of which had been provided to the Hiland Partners Conflicts Committee prior to the meeting. Messrs. Straty and Parkinson responded to numerous questions from the Hiland Partners Conflicts Committee and counsel with respect to the Jefferies & Company presentation. At the conclusion of their presentation, Jefferies & Company issued its oral opinion, subsequently confirmed in writing, that the transaction was fair, from a financial point of view, to the Hiland Partners public unitholders. After Jefferies & Company left the meeting, discussion ensued about the various alternatives to the proposed merger, which had been previously discussed at the May 13, 2009 meeting of the Hiland Partners Conflicts Committee, and the Hiland Partners Conflicts Committee concluded that the best (and probably only viable) alternative available to Hiland Partners continued to be the Hiland Partners merger as contemplated in Hiland Partners amended merger agreement.

Annex D
Recommendations of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger
The Hiland Partners Conflicts Committee
     The Hiland Partners Conflicts Committee consists of two independent directors: John T. McNabb, II, and Shelby E. Odell. In resolutions approved by the Hiland Partners Board of Directors on February 19, 2009, the Hiland Partners Conflicts Committee was authorized to review, evaluate and make recommendations to the Hiland Partners Board of Directors with respect to Mr. Hamm’s proposed acquisition of the publicly-held Hiland Partners common units and potential alternative transactions. The Hiland Partners Conflicts Committee retained Jefferies & Company as its independent financial advisor and Conner & Winters as its independent legal counsel. The Hiland Partners Conflicts Committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of Mr. Hamm’s revised proposal and potential alternative transactions and conducted negotiations with Mr. Hamm and his representatives with respect to the Hiland Partners merger agreement, including the amendments to that agreement, and the various other agreements related to the Hiland Partners merger.
     The Hiland Partners Conflicts Committee, by unanimous vote at a meeting held on November 3, 2009, determined that the Hiland Partners amended merger agreement and the transactions contemplated by the Hiland Partners amended merger agreement were advisable, fair to, and in the best interests of, Hiland Partners and the Hiland Partners public unitholders. In addition, at the November 3, 2009, meeting, the Hiland Partners Conflicts Committee recommended that (1) the Hiland Partners Board of Directors approve the Hiland Partners amended merger agreement and the Hiland Partners merger and (2) the Hiland Partners public unitholders vote in favor of approval of the Hiland Partners amended merger agreement and the Hiland Partners merger. In reaching its determination, the Hiland Partners Conflicts Committee consulted with and received the advice of its independent financial and legal advisors, considered the potential alternatives of Hiland Partners, including the uncertainties and risks facing it, and considered the interests of the Hiland Partners public unitholders. In reaching its determination, the Hiland Partners Conflicts Committee did not consider any potential alternatives other than the alternatives previously considered while evaluating the January 15 Proposal and described in the joint definitive proxy statement.
     In determining that the Hiland Partners amended merger agreement was advisable, fair to, and in the best interests of, Hiland Partners and the Hiland Partners public unitholders and recommending the approval of the Hiland Partners amended merger agreement and the related agreements, and the consummation of the transactions contemplated thereby, including the Hiland Partners merger, to the Hiland Partners Board of Directors on November 3, 2009, the Hiland Partners Conflicts Committee considered a number of factors. The material factors are summarized below.
.......

Annex E
Recommendations of the Hiland Holdings Conflicts Committee and Hiland Holdings Board of Directors; Reasons for Recommending Approval of the Merger
The Hiland Holdings Conflicts Committee
     The Hiland Holdings Conflicts Committee consists of two independent directors: Dr. Bobby B. Lyle and Dr. Cheryl L. Evans. In resolutions approved by the Hiland Holdings Board of Directors on February 19, 2009, the Hiland Holdings Conflicts Committee was authorized to review, evaluate and make recommendations to the Hiland Holdings Board of Directors with respect to Mr. Hamm’s proposed acquisition of the publicly held Hiland Holdings common units and potential alternative transactions. The Hiland Holdings Conflicts Committee retained Fulbright as its independent legal counsel and Morris Nichols as its independent special Delaware legal counsel. In addition, the Hiland Holdings Conflicts Committee selected and the general partner of Hiland Holdings retained Barclays Capital as the independent financial advisor of the Hiland Holdings Conflict Committee. The Hiland Holdings Conflicts Committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of Mr. Hamm’s revised proposal and potential alternative transactions and conducted negotiations with Mr. Hamm and their representatives with respect to the Hiland Holdings merger agreement, including the amendments to that agreement, and the various other agreements related to the Hiland Holdings merger.
     The Hiland Holdings Conflicts Committee, by unanimous vote at a meeting held on November 3, 2009, determined that the Hiland Holdings amended merger agreement and the transactions contemplated by the Hiland Holdings amended merger agreement were advisable, fair to, and in the best interests of, Hiland Holdings and the Hiland Holdings public unitholders. In addition, at the November 3, 2009 meeting, the Hiland Holdings Conflicts Committee recommended that (1) the Hiland Holdings Board of Directors approve the Hiland Holdings amended merger agreement and the related agreements, and the consummation of transactions contemplated thereby, including the Hiland Holdings merger and (2) the Hiland Holdings public unitholders vote in favor of approval of the Hiland Holdings amended merger agreement and the Hiland Holdings merger. In reaching its determination, the Hiland Holdings Conflicts Committee consulted with and received the advice of its independent financial and legal advisors, considered the potential alternatives of Hiland Holdings, including the uncertainties and risks facing it, and considered the interests of the Hiland Holdings public unitholders. In reaching its determination, the Hiland Holdings Conflicts Committee did not consider any additional potential alternatives other than the alternatives previously considered while evaluating the January 15 Proposal and described in the joint definitive proxy statement.
     In determining that the Hiland Holdings amended merger agreement was advisable, fair to, and in the best interests of, Hiland Holdings and the Hiland Holdings public unitholders and recommending the approval of the Hiland Holdings amended merger agreement and the related agreements, and the consummation of the transactions contemplated thereby, including the Hiland Holdings merger, to the Hiland Holdings Board of Directors on November 3, 2009, the Hiland Holdings Conflicts Committee considered a number of factors. The material factors are summarized below.
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